SUMMONS

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

SRZ TRADING, LLC,		CIVIL ACTION NO. 20214-NC
Plaintiff,
VS.		SUMMONS
RONALD D. OFFUTT, CHRISTI J. OFFUTT, ALLAN F. KNOLL, BRADFORD M. FREEMAN, RAY A. GOLDBERG, PAUL T. HORN, NORMAN M. JONES, EDWARD T. SCHAFER, and JAMES D. WATKINS,
Defendants.

TO THE SPECIAL PROCESS SERVER

YOU ARE COMMANDED:

        To Summon the above named defendants so that, within 20 days after service hereof upon defendants, exclusive of the day of service, defendants shall serve upon Daniel B. Rath, Esq., plaintiff's attorney whose address is 1000 West Street, Suite 1410 Wilmington, DE 19801 an answer to the complaint.

        To serve upon defendants a copy hereof and of the complaint.

TO THE ABOVE NAMED DEFENDANTS:

        In case of your failure, within 20 days after service hereof upon you, exclusive of the day of service, to serve on plaintiff's attorney named above an answer to the complaint, judgment by default will be rendered against you for the relief demanded in the complaint.

Dated	March 31, 2003	/s/ DIANNE M. KEMPSKI Register in Chancery

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(a)
OF THE RULES OF THE COURT OF CHANCERY

1.
Caption of Case:

    SRZ Trading, LLC, on behalf of itself and all others similarly situated,

        Plaintiff,

      v.

    RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins

        Defendants.

2.
Date filed: March 27, 2003

3.
Name and address of counsel for plaintiff:

    Daniel B. Rath, Esquire
    Klett Rooney Lieber & Schorling
    The Brandywine Building
    1000 West Street, Suite 1410
    Wilmington, DE 19801

4.
Short statement and nature of claim asserted:

    Derivative class action for breach of fiduciary duties related to a proposed going private transaction.

5.
Substantive field of law involved (check one):

	Administrative law	Trade secrets/trade mark/or other intellectual property
	Commercial law	Trusts
	Constitutional law	Wills and estates
X	Corporation law	Zoning
	Guardianships	Other
Labor law
Real property
6.
Related cases(s): none

7.
Basis of court's jurisdiction (including the citation of any statute conferring jurisdiction):

    10 Del. C. §341

8.
If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought:

9.
If the complaint seeks summary or expedited proceedings, check here ☐

/s/ DANIEL B. RATH Daniel B. Rath

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

SRZ TRADING, LLC, on behalf of itself and all others similarly situated,
Plaintiff	C.A. No. 20214-NC
v.
RDO EQUIPMENT CO., RONALD D. OFFUTT, CHRISTI J. OFFUTT, ALLAN F. KNOLL, BRADFORD M. FREEMAN, RAY A. GOLDBERG, PAUL T. HORN, NORMAN M. JONES, EDWARD T. SCHAFER, and JAMES D. WATKINS,
Defendants.

CLASS ACTION COMPLAINT

        Plaintiff, by its attorneys, alleges as follows:

          1.    Plaintiff is, and has been at all relevant times, the owner of shares of the common stock of RDO Equipment Co. ("RDO" or the "Company").

          2.    The transaction at issue in this lawsuit is a proposed offer from Ronald D. Offutt, founder, Chairman of the Board, Chief Executive Officer, President, and controlling shareholder of RDO, to acquire 100% ownership of RDO at an unreasonably low price per share at the expense of the minority shareholders.

          3.    Defendant RDO is a corporation organized and existing under the laws of the State of Delaware; maintains its principal corporate offices at 2829 South University Drive, Fargo, North Dakota, 58103; and specializes in the distribution, sale, service, rental, and financing of equipment and trucks for the agricultural, construction, manufacturing, transportation, and warehousing industries, as well as to public service entities, government agencies, and utilities.

          4.    Defendant Ronald D. Offutt is the Chairman of the Board, Chief Executive Officer, and President of RDO; currently owns approximately 7.4 million shares (100%) of Class B common stock of RDO, and owns approximately 700,000 shares of RDO's Class A common stock (approximately 63.5%).

          5.    RDO has 243 holders of record of its Class A common stock and 2,200 beneficial owners, and it has only one owner of Class B stock.

          6.    The economic rights of Class A and Class B common stock are the same, but the voting rights differ, the Class B common stock having four times the voting rights of the Class A common stock.

          7.    The owner of Class B common stock may not transfer it freely but may convert it into Class A common stock on a one-for-one basis.

          8.    Dividends are irrelevant to the value of RDO's common stock because, under its long-standing corporate policy, it uses earnings to support operations and to finance expansion and growth.

          9.    Defendant Christi Offutt, the daughter of Ronald D. Offutt, is the Chief Operating Officer of RDO and a member of the Board of Directors.

          10.  Defendant Allan F. Knoll is the Secretary of RDO and a member of the Board of Directors.

          11.  Defendants Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins are the remaining directors of RDO.

          12.  By virtue of their positions as officers, directors, and/or controlling shareholders of RDO, the individual defendants owe plaintiff and the other RDO shareholders the highest obligation of good faith, fair dealing, loyalty, and due care.

CLASS ACTION ALLEGATIONS

          13.  Plaintiff brings this action on behalf of itself and, pursuant to Delaware law, as a shareholders' class action on behalf of all owners of RDO common stock and their successors in interest.

          14.  This action is properly maintainable as a class action for the following reasons:

            (a)  exclusive of defendants, the class is so numerous that joinder of all members is impracticable (approximately 4 million shares of RDO Class A common stock are held by hundreds if not thousands of shareholders throughout the country);

            (b)  questions of law and fact are common to the class, including, inter alia, the following:

                (i)  did defendants breach the fiduciary and other common law duties they owe to plaintiff and the members of the class;

              (ii)  are the individual defendants attempting to acquire RDO and eliminate its public shareholders without adequate disclosure and in violation of the laws of the State of Delaware;

              (iii)  were the individual defendants able to negotiate at arms-length and in good-faith on behalf of RDO's minority public shareholders; and

              (iv)  is the class entitled to injunctive relief or damages as a result of the wrongful conduct of the defendants.

            (c)  plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature;

            (d)  plaintiffs claims are similar to those of the other members of the class; and

            (e)  plaintiff has no interests that are adverse to the class.

          15.  The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications for individual members of the class and of establishing incompatible standards of conduct for defendants.

          16.  Conflicting adjudications for individual members of the class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FACTS

          17.  RDO was founded by defendant Offutt in 1968, has grown significantly in recent years, and intends to continue to grow through acquisitions, opening new facilities, and internal growth.

          18.  During the fiscal years 2001 and 2002, the Class A common stock of RDO traded between $6.44 and $2.00 per share; and during the fiscal year 2003, it traded in the range of $5.00 per share.

          19.  On December 16, 2002, RDO announced that it had received a letter from Ronald Offutt, the Chairman of the Board, Chief Executive Officer, President and majority stockholder of RDO.

          20.  According to RDO, the letter expressed an interest in acquiring the Class A Common Stock Mr. Offutt did not currently own or control at a price between $5.22 and $5.66 per share.

          21.  On March 7, 2003, RDO announced that defendant Ronald Offutt had increased the price of his offer to $6.01 per share.

          22.  Neither proposed purchase price represented the true value of the assets and future prospects of RDO. In fact, the book value of RDO is $7.12 per share, $1.11 more than the proposed offering price of $6.01.

          23.  The purpose of the proposed offer to purchase the outstanding shares of RDO for $6.01 per share is to allow defendant Ronald Offutt to purchase RDO's publicly-owned stock at the lowest possible price.

          24.  Because defendant Ronald Offutt stands on both sides of the proposed transaction, he is attempting to purchase RDO's publicly-owned stock at an unfair price and under unfair terms for the minority shareholders.

          25.  The proposed transaction to take RDO private at the stated price is being conducted in breach of the fiduciary duties owed by the individual defendants to plaintiff and RDO's other shareholders.

          26.  RDO does not manufacture any products, but its sales, services, repairs, and other activities include contractual rights in specified geographic areas for Deere & Company, one of the most respected makers of farm, construction, and other equipment.

          27.  For the fiscal year ending January 31, 2002, RDO employed 1,325 full time employees, had 47 offices nationwide, had total revenue of more than half a billion dollars ($549,920,000); gross profit of $93,223,000; and operating income of $1,902,000 compared to a loss of $19,323,000 for fiscal year 2001.

          28.  Although sales of new and used equipment declined during fiscal year 2002, RDO's highest gross margins come from revenue for parts and services; and the parts and services revenue declined far less on a percentage basis.

          29.  RDO is a viable business worth far more than its book value of $7.12 per share, and defendants are therefore breaching their fiduciary duty by permitting the sale of the Company at a price substantially below book value.

COUNT I

Breach of Fiduciary Duties
Against the Individual Defendants

          30.  Plaintiff repeats and realleges each and every allegation as if set forth here in full.

          31.  The proposed offer does not represent the true value of the assets and future prospects of RDO, does not adequately reflect the value of the RDO common stock, and was arranged in violation of the fiduciary duties of RDO's officers, directors, and controlling shareholder.

          32.  The individual defendants have breached their fiduciary duty to plaintiff and the class because they are attempting to use their positions as controlling shareholders in order to acquire the outstanding shares of RDO at an unfair price, under unfair terms, through improper means, and with inadequate disclosure to the minority shareholders of RDO.

          33.  The individual defendants have a duty to act independently to protect the interests of RDO's public stockholders; must ensure that no conflicts of interest exist between them and the interests of RDO's public stockholders; and if a conflict exists, must ensure all conflicted issues are independently resolved in the best interests of RDO's public stockholders.

          34.  Defendants have breached their fiduciary duties to plaintiff and others similarly situated by not renegotiating and/or reformulating the terms of the offer.

          35.  As it is presently constituted, the proposed offer is unfair to plaintiffs and others similarly situated, and is designed to enrich the individual defendants at the expense of plaintiff and the other class members.

          36.  Absent injunctive relief for the benefit of the Company, plaintiff and RDO's other public stockholders will be irreparably harmed.

          37.  Plaintiff and the class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

          (1)  declaring this action to be a class action and certifying plaintiff as the class representative and its counsel as class counsel;

          (2)  enjoining, preliminarily and permanently, the proposed transaction between RDO and Ronald Offutt;

          (3)  in the event that the transaction is consummated prior to the entry of this Court's final judgment, rescinding it or awarding to plaintiff and the class recessional damages;

          (4)  directing that defendants account to plaintiff and the other members of the class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

          (5)  awarding to plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          (6)  granting plaintiff and the other members of the class any further relief the Court deems just and proper.

Dated: March 27, 2003	KLETT ROONEY LIEBER & SCHORLING
/s/ DANIEL B. RATH Daniel B. Rath
The Brandywine Building 1000 West Street, Suite 1410 Wilmington, Delaware 19801 (302) 552-4200
Attorneys for Plaintiff

OF COUNSEL:

BEATIE AND OSBORN LLP
Russel H. Beatie
Eduard Korsinsky
521 Fifth Avenue, 34th Floor
New York, New York 10175
(212) 888-9000